EXHIBIT 10.32

AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT

This Amendment No. 2 to the Employment Agreement (the "Amendment") is made as of October 17, 2008, by and between RathGibson, Inc., RGCH Holdings Corp., RG Tube Holdings LLC (as assignee of RGCH Holdings LLC) (collectively, the "Employers"), and Barry Nuss (the "Executive").

WHEREAS, the Employers and the Executive are parties to an Employment Agreement, dated as of April 17, 2006, as amended by Amendment No. 1 to Employment Agreement dated June 15, 2007 (the "Employment Agreement"); and

WHEREAS, the Employers and the Executive desire to amend the Employment Agreement.

NOW, THEREFORE, the parties agree as follows:

1.   A new Section 4.8 shall be added to the Employment Agreement, providing in its entirety as follows:

> "4.8   Retention Bonus.   The Executive shall be entitled to receive a retention bonus in the amount of $50,000 (the "Retention Bonus"), payable as provided in Section 6.2(e), as long as the Executive remains employed by the Company until the earlier of: (a) the date that is fourteen (14) days after the date on which the Company provides notice to the Executive of termination of his employment; or (b) January 31, 2009 (the "Retention Date"). Notwithstanding the foregoing, the Executive shall not be entitled to receive the Retention Bonus if his employment with the Company is terminated: (i) by the Company for Cause; or (ii) by the Executive without Good Reason."

2.   A new Section 6.2(e) shall be added to the Employment Agreement, providing in its entirety as follows:

> "(e)   within ten (10) business days following such termination of employment, the Retention Bonus, provided that the criteria for the Retention Bonus set forth in Section 4.8 have been satisfied; and"

3.   The Section 6.2(d) of the Employment Agreement starting with the phrase "continued coverage...." shall be renumbered as Section 6.2(f).

4.   A new Section 6.5 shall be added to the Employment Agreement, providing in its entirety as follows:

> "6.5   Transition Assistance. For at least thirty (30) days after termination of the Executive's employment, in consideration of the payments and benefits provided by the Company to the Executive upon such termination pursuant to Section 6.2, the Executive shall provide such reasonable transition-related services to the Company, during normal business hours and upon reasonable advance notice, as shall be requested from time to time by the Company, collectively constituting up to the equivalent of three (3) full business days over such time period. The Company shall

reimburse the Executive for any reasonable out-of-pocket expenses incurred by the Executive in providing such services, upon the Executive providing to the Company reasonable evidence of such expenses having been incurred."

5.   To the extent not amended hereby, the Employment Agreement shall continue with full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, this Amendment has been entered into as of the date first set forth above.

RATHGIBSON, INC.   **BARRY NUSS**

/s/ Truman Greene, Jr.   /s/ Barry Nuss
By: Truman Greene, Jr.   By: Barry Nuss
Title: Chief Human Resources Officer

RGCH HOLDINGS CORP.

/s/ Edward A. Johnson
By: Edward A. Johnson
Title: Authorized Signatory

RG TUBE HOLDINGS LLC

/s/ Edward A. Johnson
By: Edward A. Johnson
Title: Authorized Signatory